EL PASO ELECTRIC COMPANY

Stanton Tower

100 N. Stanton

El Paso, Texas 79901

October 9, 2008

Mr. Andrew Blume

Securities and Exchange Commission

Washington, DC 20549-0404

Mail Stop 3561

Re: Your File No. 1-14206

Dear Mr. Blume:

We received the letter dated September 25, 2008 from Jennifer Thompson, Accounting Branch Chief of the Securities and Exchange Commission, to Scott D. Wilson, Principal Financial Officer of El Paso Electric Company, with comments based on the SEC’s review of our Form 10-K for the year ended December 31, 2007 and our Form 10-Q for the period ended June 30, 2008. In the letter, you directed us to respond to your comments within ten business days or to tell you when we will provide you with a response.

By this letter, we are requesting that you extend the date for our response until October 27, 2008. This extension will allow us to respond to your comments in a deliberate and comprehensive manner and to review our responses with our independent registered public accounting firm and the Audit Committee of our Board of Directors.

Thank you for your courtesies.

Sincerely,

EL PASO ELECTRIC COMPANY

By:	/s/ SCOTT D. WILSON
Scott D. Wilson
Executive Vice President and Chief Financial and Administrative Officer